UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Resignation and Appointment of Chief Financial Officer

On September 1, 2025, Mr. Khoo Kien Hoe, the chief financial officer (“CFO”) of Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), notified the Company of his resignation from his position of the CFO, effective on the same date. The resignation of Mr. Khoo was due to personal reasons and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On the same date, to fill the vacancy created by Mr. Khoo’s resignation, the board of directors (the “Board”) of the Company approved and appointed Mr. Chong Yip Loong, the chief executive officer, director, and chairman of the Board, to serve as the Company’s CFO.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: September 12, 2025	By:	/s/ Chong Yip Loong
	Name:	Chong Yip Loong
	Title:	Chief Executive Officer, Chief Financial Officer, Director, and Chairman of the Board of Directors

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